Exhibit 99.1

Dejour’s Roan Creek Recoverable Resource Estimate
Pegged at 67.5 BCFe Gas
P-50 Contingent and Prospective Resources

VANCOUVER BC, July 29 2014 - Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announces receipt of an assessment of contingent and prospective recoverable resources effective July 1, 2014 for the Company’s 100% WI resource project covering 1960 net acres at Roan Creek in the SW Piceance Basin. The Company commissioned Gustavson Associates, LLC of Boulder, Colorado to complete the independent contingent/prospective recoverable resource assessment prepared in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101").

Table 1-1 Summary of Contingent Resource Estimates

	Contingent Gas Resources, BSCF			Contingent Condensate Resources, Mbbl
	Low Estimate	Best Estimate	High Estimate	Low Estimate	Best Estimate	High Estimate
Gross	28.4	39.8	52.7	3.2	15.3	87.3
Net	22.7	31.9	42.1	2.6	12.2	69.9

Table 1-2 Summary of Prospective Resource Estimates

	Prospective Gas Resources, BSCF			Prospective Condensate Resources, Mbbl
	Low Estimate	Best Estimate	High Estimate	Low Estimate	Best Estimate	High Estimate
Gross	17.4	27.4	41.9	24.9	49.2	90.5
Net	13.9	22.0	33.5	19.9	39.4	72.4

For both Table 1-1 and Table 1-2, the Low Estimate column represents the P90 values from the probabilistic analysis (in other words, the value is greater than or equal to the P90 value 90% of the time), while the Best Estimate represents the P50 and the High Estimate represents the P103.

1 Society of Petroleum Evaluation Engineers, (Calgary Chapter): Canadian Oil and Gas Evaluation Handbook, First Edition, Volume I, June 30, 2002, 5-6.
2 Society of Petroleum Evaluation Engineers, (Calgary Chapter): Canadian Oil and Gas Evaluation Handbook, First Edition, Volume I, June 30, 2002, 5-7.
3 Society of Petroleum Evaluation Engineers, (Calgary Chapter): Canadian Oil and Gas Evaluation Handbook, First Edition, Volume I, June 30, 2002, 5-7.

Logistically Roan Creek is easily accessed, being central among 28 new Mancos vertical and horizontal producers in the SW Piceance. Dejour has proceeded with an application for drilling as part of its expected 2015-16 development campaign. The Company is encouraged by production profiles of these recently drilled Mancos/Niobrara wells that show expected recoveries as much as 6 BCF per Hz well in the Mancos alone at depths to 8500’.

“Receipt of the Gustavson report of estimated recoverable resources at Roan Creek is very timely for Dejour as it provides both a detailed analysis of the production potential associated with our leasehold and validates our belief in the long-term value of the Mancos/ Niobrara. Given favorable commodity pricing, and, when coupled with our current Kokopelli JV activity, the Company is well positioned to exploit the prolific Mancos/ Niobrara to further enhance to its Colorado reserve base,” states Robert L. Hodgkinson, CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements include, but are not limited to, statements with respect to estimates of reserves and or resources, future production levels, future capital expenditures, ultimate recovery of reserves or resources and timing of which certain areas will be explored, developed or reach expected operating capacity, that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

Contingent Resource Disclaimer: Contingent Resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage.”1 The Mancos Shale is considered a known resource in this area because it is being produced from numerous wells nearby, and the accumulation is known to occur throughout the area. The contingency for the Contingent Resources assigned to the Mancos Shale is that development of this resource is in its early stages, and insufficient data are available regarding the productivity of the reservoir in the immediate area of the subject acreage to enable assignment of any reserves. There is no certainty that it will be commercially viable to produce any portion of the Contingent Resources.

Prospective Resource Disclaimer: Prospective Resources are defined as “those quantities of oil and gas estimated on a given date to be potentially recoverable from undiscovered accumulations. They are technically viable and economic to recover.” 2 These estimates represent the likely size of the resource, if present, and have not been adjusted for risk of failure. The reason that the resources assigned to the Mesaverde Group of reservoirs are classified as Prospective rather than Contingent is that although these reservoirs are considered to be within the continuous gas accumulation of the basin-centered gas accumulation (BCGA) to the east of the subject acreage, the boundary of the continuous accumulation is somewhere near the subject acreage and has not been precisely defined. The acreage may have potential for only conventional accumulations of hydrocarbons; thus, it cannot be said that these resources are in a known accumulation.

RISKS AND CAUTIONARY STATEMENTS

Significant Positive and Negative Factors Relevant to the Resources Estimates: This news release contains forward looking information including, but not limited to, estimated resources. The forward looking information is based on current expectations and is subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to the following:

Risks associated with ever making a discovery: The estimation of prospective resource volumes for high-risk and poorly calibrated basins can be subject to large variation from the introduction of new information. The estimates presented herein are based on all of the information available; however, new data or information is likely to have a material effect on the resource assessment values.

There is no certainty that any portion of the resources if discovered, will be commercially viable to produce any portion of the resources.

Risk Associated with the Estimates: In the event of a discovery, basic reservoir parameters, such as porosity, net hydrocarbon pay thickness, fluid composition and water saturation, may vary from those assumed by Gustavson affecting the volume of hydrocarbon estimated to be present. Other factors such as the reservoir pressure, density and viscosity of the oil and solution gas/oil ratio will affect the volume of oil that can be recovered. Additional reservoir parameters such as permeability, the presence or absence of water drive and the specific mineralogy of the reservoir rock may affect the efficiency of the recovery process. Recovery of the resources may also be affected by well performance, reliability of production and process facilities, the availability and quality of source water for enhanced recovery processes and availability of fuel gas. There is no certainty that certain mineral interests are not affected by ownership considerations that have not yet come to light.

Risk Associated with the Classifications:

Substantial Capital Requirements:

Dejour expects to make substantial capital expenditures for exploration, development and production of oil and gas reserves in the future. The Company's ability to access the equity or debt markets in the future may be affected by any prolonged market instability. The inability to access the equity or debt markets for sufficient capital, at acceptable terms and within required time frames, could have a material adverse effect on the Company's financial condition, results of operations and prospects.

Absence of a Formal Development Plan including Required Funding:

There is no certainty the Company will prepare and approve a development plan for any portion of the contingent resources or that the Company will be successful in funding any development should such a plan be prepared. General market conditions, the sufficiency of such a development plan and the outlook regarding oil and gas prices are some factors that will influence the availability of funding.

Additional Risks:

Additional risks associated with the estimate of the prospective and contingent resources include risks associated with the oil and gas industry generally (i.e. financing; operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections related to production; costs and expenses; health, safety, security and environmental risks; and the uncertainty of resource estimates), drilling equipment availability and efficiency, the ability to attract and retain key personnel, the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with dealing with governments and obtaining regulatory approvals, and the risk associated with international activities.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com

or

Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com